SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

August 20, 2019

CONFIDENTIAL SUBMISSION VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Sonia Bednarowski
Dietrich King
Keira Nakada
Kevin Vaughn

Re:	Aprea Therapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted July 12, 2019
CIK No. 0001781983

Dear Ms. Bednarowski:

On behalf of our client, Aprea Therapeutics, Inc. (“Aprea” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 8, 2019 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”), confidentially submitted on July 12, 2019.  We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response in ordinary type.  Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Registration Statement.

August 20, 2019

Draft Registration Statement on Form S-1

Prospectus Summary
Aprea Therapeutics overview, page 1

1.                                      Please delete your reference to “first-in-class” throughout your registration statement as it implies the product candidate will be approved by the FDA or foreign regulatory body.

The Company respectfully advises the Staff that it has revised the disclosure on page 1 and throughout the Registration Statement in response to the Staff’s comment, to reflect that the Company believes that APR-246 will be “first-in-class” if approved by the FDA.

2.                                      We note your disclosure on page 1 that your Phase 3 clinical trial is supported by data from an ongoing “investigator initiated” clinical trial and your disclosure in your chart on page 2 that indicates two “investigator initiated” trials.  Please identify the investigators in these trials here, and expand your disclosure to explain how an “investigator initiated clinical trial” differs from a trial sponsored by the company.  Also, on page 4, you state that you are “supporting” investigator initiated clinical trials.  Please describe the material terms of your agreements with the investigators so that investors understand the nature of your support, and file the agreements as exhibits to your registration statement if required by Item 601 of Regulation S-K.

The Company respectfully advises the Staff that it has modified such disclosure on pages 1, 4, 86, 102, 104, 130 and 132 of the Registration Statement in response to the Staff’s comment. Additionally, the Company respectfully advises the Staff that it believes the agreements with the investigators are not required to be filed as exhibits under Item 601 of Regulation S-K as they are not material to the Company from a financial perspective and related trials are nearly complete.

3.                                      We note your disclosure on page 1 that you are seeking approval for APR-246 from the EMA as well as the FDA.  Please revise your chart to indicate which trials are being conducted pursuant to an IND with the FDA and which are being conducted in connection with seeking approval from the EMA.

The Company respectfully advises the Staff that it has revised disclosure on page 1 of the Registration Statement to clarify which trials are being conducted pursuant to approval from the EMA and/or the FDA.

4.                                      We not your disclosure on page 2 regarding results from preclinical studies of APR-246.  As APR-246 is in clinical trials, please limit the prospectus summary discussion of your results to a description of the clinical trials.  To the extent that you do discuss preclinical studies in your prospectus summary, please disclose a summary of the number and types of tests conducted as well as quantitative information regarding the range of results observed.

August 20, 2019

The Company respectfully advises the Staff that it has revised such disclosure on page 3 of and throughout the Registration Statement in response to the Staff’s comment.

Implications of being an emerging growth company, page 6

5.                                      Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment and advises that it is supplementally providing the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, has presented to potential investors in reliance on Section 5(d).

Risk Factors
Risks related to the discovery, development and commercialization of our product candidates If serious adverse or unacceptable side effects are identified, page 16

6.                                      We note your disclosure on page 17 that “[m]uliple patients . . . have experienced adverse events.”  Please clarify whether any of these adverse events are serious adverse events, and, if so, the number and percentage of patients that experienced such serious adverse events.

The Company respectfully advises the Staff that it has revised such risk factor on page 18 and the related disclosure on pages 110, 114, 115, 117, 119 and 121 of the Registration Statement.

Risks related to our intellectual property
Our proprietary position for APR-246 depends upon patents that consist of method-of-use, page 35

7.                                      We note your disclosure on page 35 that the chemical structure of APR-246 is in the public domain and that you do not own or license and will not in the future own or license any composition of matter patents claiming the compound of APR-246.  Please revise your prospectus summary to state that APR-246 is in the public domain and provide a summary of the potential effect this could have on your business.

The Company respectfully advises the Staff that it has modified the prospectus summary on page 6 to reflect that APR-246 is in the public domain and to summarize the potential effect that this could have on the Company’s business. Furthermore, the Company respectfully advises the Staff that it provides disclosure regarding the potential effects of not owning or licensing any composition of matter patents claiming the compound of APR-246 in the risk factors on pages 35 and 36 of the Registration Statement.

August 20, 2019

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies…, page 69

8.                                      You disclose that the JOBS Act provides for the option for emerging growth companies (EGCs) to delay adopting certain accounting guidance.  Please revise this section, as well as your disclosure about being an EGC elsewhere in your document including page 7, to definitively confirm whether you have elected to avail yourself of this option.  If you have elected to avail yourself of that delay, revise this risk factor to discuss the implications.

The Company respectfully advises the Staff that it is not electing to delay adopting certain accounting guidance in accordance with the JOBS Act and that it has modified such disclosure on the cover and pages 7, 71 and 94 of the Registration Statement.

Risks related to our common stock and this offering
Our certificate of incorporation that will become effective, page 72

9.                                      We note your disclosure here and on page 171 that your certificate of incorporation will contain an exclusive forum provision.  Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act.  If these provisions do not apply to actions arising under the Securities Act or the Exchange Act, please ensure that the exclusive forum provision in the certificate of incorporation and your disclosure regarding the provision in the prospectus state this clearly.  If the provision does apply to actions arising under the federal securities laws, please disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.  In addition, file a copy of your certificate of incorporation with your next amendment or tell us when you plan to do so.  Note that we may have further comment after review of this document and your revised disclosure.

The Company respectfully advises the Staff that it has modified such disclosure relating to the exclusive forum provisions on pages 74 and 178 of the Registration Statement in response to the Staff’s comment. The Company advises the Staff that it will file a copy of its amended and restated certificate of incorporation, once available.

Use of Proceeds, page 75

10.                               Please disclose the amount of the proceeds you intend to use for each of the specified purposes as well as how far in the specified clinical trials, the research related to APR-246 and the research related to your platform and other programs the proceeds will allow you to reach.  If you do not believe that the anticipated proceeds will be sufficient to complete all of the proposed purposes, please disclose an estimate of the additional funds needed and the sources of such funds.

August 20, 2019

The Company respectfully acknowledges the Staff’s comment. At this time, the Company does not know the approximate amount of the net proceeds intended to be used for each purpose because the Company does not have an estimate for the net proceeds from the issuance and sale of its common stock in this offering.  The Company will further revise the disclosure in the Registration Statement prior to the completion of this offering with respect to the use of proceeds from this offering.

At this time, the Company is unable to disclose the amount of funds needed to complete the specified clinical trials, because, as disclosed elsewhere in the Registration Statement, the total expenses related to the trials are dependent on various factors including reaching agreement with FDA on the final clinical trial protocol, the timely enrollment of an adequate number of patients and potentially large dropout rate of participants, all of which could add time, expense and risk to the completion of the trial.  The Company expects to seek additional funds through public or private equity financings, debt financings or other sources, such as strategic collaborations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Stock-based compensation, page 89

11.                               Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price.  This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company respectfully acknowledges the Staff’s comment.  At this time, the Company and the underwriters have not determined the initial public offering price range.  When the initial public offering price range is determined, the Company intends to supplementally provide the requested information to the Staff.

Business
Our approach
Our approach to re-activating p53, page 102

12.                               Please remove conclusory statements regarding the results of your preclinical studies here and throughout the prospectus.  Instead, when disclosing observed results of your preclinical studies, please disclose the range of results observed, how the studies and tests were conducted, including the number of animals tested.  For example, we note your disclosure on page 103 that states that “[i]n vitro and in vivo experiments have shown that [y]our lead p53 re-activating product candidate, APR-246, via MQ, impairs tumor cells’ capacity to respond to oxidative stress,” and your disclosure on page 104 that states that you have observed preclinical anti-tumor activity with APR-246 in a wide variety of hematological and solid tumors models and cell lines, including MDS,

August 20, 2019

AML, and several solid tumors including ovarian cancer and esophageal cancer.  Similarly, include detailed descriptions of clinical trials, including the number of patients tested, the endpoints of the trials, whether the results were statistically significant and the p-valued used to determine significance.  For example, on page 115 you state that, in the CALYPSO trial, PFS was reported as 11.3 months and OS as 30.7 months, but you do not describe how the study was conducted.

The Company respectfully advises the Staff that it has revised the disclosure on pages 120, 122 and 123 of and throughout the Registration Statement in response to the Staff’s comment.

Our lead product candidate, APR-246
AEs reported in > 1 patient during APR-246 monotherapy lead-in phase (n=12), page 109

13.                               Please clarify which of the adverse events disclosed on page 109 are serious adverse events.  Similarly, on page 114 identify all serious adverse events experienced in your Phase 1b clinical trial of APR-246 in Platinum Sensitive Ovarian Cancer.

The Company respectfully advises the Staff that it has revised the disclosure on pages 110, 114, 117, 119 and 121 of the Registration Statement in response to the Staff’s comment.

Clinical development in solid tumors, page 114

14.                               We note your disclosure that your Phase 1b trial did not indicate “significant safety concerns” of combining APR-246 with carboplatin and PLD.  Statements regarding safety are a determination that only the FDA and foreign government equivalent regulators have the authority to make.  Please revise your disclosure to eliminate any suggestions that your product candidates have been or will ultimately be determined safe.  Similarly, please revise your disclosure that your “lead product candidate, APR-246, reactivates p53 for the treatment of various cancers” as your product has not yet been approved by the FDA or a foreign government equivalent regulator, and this statement suggests that it will be approved.

The Company respectfully advises the Staff that it has modified such disclosure on pages 2, 3, 103, 104 and 125 of and throughout the Registration Statement in response to the Staff’s comment.

Clinical developments in solid tumors
Phase 1b/2 Clinical Trial of APR-246 in Platinum-Sensitive Ovarian Cancer, or PiSARRO, page

15.                               Please disclose, on page 114, the number of patients evaluable for radiological response according to RECIST 1.1 in your Phase 1b trial and the number of patients evaluable for CA-125 response.  In addition, explain what you mean by “stable disease” on page 114.

August 20, 2019

The Company respectfully advises the Staff that it has modified such disclosure on pages 119 and 120 of the Registration Statement in response to the Staff’s comment.

Phase 2 clinical trial of APR-246 in platinum-resistant ovarian cancer, or PiSARRO-R, page 115

16.                               Please disclose the observed results of the Phase 2 clinical trial, including any serious adverse events, the number of patients that experienced serious adverse events and the number of patients that received a 4500 mg/d fixed dose of APR-246 as a 6 hour intravenous infusion as well as the number that received the same or lower fixed dose over 3 or 4 hours for four consecutive days.

The Company respectfully advises the Staff that it has modified such disclosure on page 121 of the Registration Statement in response to the Staff’s comment.

Our second product candidate, APR-548, page 116

17.                               We note your disclosure on page 116 that in preclinical testing you have observed potency with APR-548 that is superior to that of APR-246 in the cell lines that you have tested and that you have provided an example of one such test.  Please include disclosure regarding the other preclinical studies, and, for all of the preclinical studies discussed in this section, please disclose the number of times you conducted the tests, the number of animals tested, the doses used in the tests, when the results were measured and the range of results observed.  Similarly, we note your disclosure regarding your xenograft study on page 116.  Please disclose the number of mice tested in this study.

The Company respectfully advises the Staff that it has modified such disclosure on pages 121, 122 and 123 of the Registration Statement in response to the Staff’s comment.

Consolidated Financial Statements
Note 2:  Summary of significant accounting policies
Unaudited pro forma financial information, page F-8

18.                               Once the corporate reorganization described has been consummated, revise your disclosure in a pre-effective amendment to clearly confirm the completed terms of the reorganization transaction.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has modified such disclosure throughout the Registration Statement to confirm the terms of the reorganization transaction and to clarify that the reorganization will be completed prior to the consummation of the offering. The Company respectfully advises the Staff that it believes that additional revisions in a pre-effective amendment following the consummation of the corporate reorganization will not be necessary as the terms of the reorganization transaction will be

August 20, 2019

confirmed and described in the Registration Statement prior to the consummation of the corporate reorganization.

19.                               Revise your description of the pro forma amounts to more clearly describe here the shares exchanged in the corporate reorganization transaction as well as the automatic conversion in a manner that allows the reader to be able to easily recalculate the pro forma equity balances.  More clearly identify here the triggers for the conversion, including the specific conversion terms of each class of the preferred shares of the registrant that will be outstanding after the corporate reorganization, which will be automatically converted into the common stock of the registrant.

The Company respectfully advises the Staff that it has revised the disclosure on pages F-11 and F-32 of the Registration Statement in response to the Staff’s comment.

General

20.                               Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions.  Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, once available, it will supplementally provide the Staff with copies of additional graphics and artwork it intends to use, if any.

* * * *

If you have questions with respect to the revised Registration Statement or the responses set forth above, please direct the questions to me at (212) 839-5776 or glevin@sidley.com or, alternatively, Istvan Hajdu at (212) 839-5651 or ihajdu@sidley.com.

Sincerely,

/s/ Geoffrey W. Levin
Geoffrey W. Levin

Sidley Austin LLP

cc:	Christian Schade, Aprea Therapeutics, Inc.
Samir A. Gandhi, Sidley Austin LLP
Istvan A. Hajdu, Sidley Austin LLP
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP
Derek Dostal, Davis Polk & Wardwell LLP